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                                                                      EXHIBIT 21


NEWS RELEASE


                           CONTACT: Andreas Sommer, Ph.D.
                                    President and Chief Executive Officer
                                    (408) 988-2500


                       CELTRIX APPOINTS DONALD HUFFMAN AS
                    VICE PRESIDENT & CHIEF FINANCIAL OFFICER

        SANTA CLARA, CA -- November 5, 1997 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that Donald D. Huffman has joined the company as vice president, finance and administration, and chief financial officer. He replaces Mary Anne Ribi, who left the company in July to pursue other interests.

        "Don Huffman is joining Celtrix at a time of substantial progress, and we are delighted to have him on our management team," said Andreas Sommer, Ph.D., the company's president and chief executive officer. "He has an extensive background in finance and strategic planning for Fortune 200, mid-sized and emerging growth companies. His broad expertise will help us maintain our company's forward momentum and support the development of SomatoKine(R), our lead compound."

        Mr. Huffman was most recently vice president and chief financial officer at EndoSonics Corporation, and he previously served in the same capacity at Qualimatrix, Inc. In addition, Mr. Huffman held senior financial management positions at Furon Company and Alumax Inc. He received an MBA from State University of New York at Buffalo and a B.S. from Pennsylvania State University.

        Commenting on Ms. Ribi's departure, Dr. Sommer said: "We greatly appreciate Mary Anne's many years of service to Celtrix. As a valued member of our management team, she made many important contributions toward the advancement of our company. We wish her well in her new endeavors."

        Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Initial product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

                                      -end-